BITMIS CORP.

Unit No. 5784, 152 Chartered Square Building, 212/19,

Bangkok, Thailand 10500

Tel.  (702) 605-0123

Email: bitmiscorp@gmail.com

February 28, 2017

Ms. Sherry Haywood

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bitmis Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 4, 2017

File No. 333-214469

Dear Ms. Haywood

Bitmis Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated January 19, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 4, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Risk Factors, page 7

1. We note disclosure on page 16 in the paragraph entitled “5. Consultants” that you plan to engage with professional freelance lawyers, marketing experts and interpreters to carry out all of the jobs concerning your service. As requested in comment 6 of our letter dated December 2, 2016, please discuss the risks associated with your ability to hire appropriately qualified personnel and the risks associated with your reliance on freelance professionals in rendering your services.

Response: We have added additional risk factors associated with our ability to hire appropriately qualified personnel and associated with our reliance on freelance professionals in rendering your services.

Government Regulation, page 19

2. We note the disclosure you have provided in response to comment 12 of our letter dated December 2, 2016. Please clarify what license, authorizations or professional qualifications the professional freelance lawyers and other consultants whom you will engage to carry out your service must have in order to render these services.

Response: We have clarified professional qualifications the professional freelance lawyers and other consultants whom we will engage to carry out our service must have in order to render the services.

Directors, Executive Officers, Promoter and Control Persons, page 19

3. We note your response to comments six and 13 in our letter dated December 2, 2016. Please revise your disclosure on page 20 to clarify what formal training or education, if any, Ms. Varlamova has in connection with her study of investment opportunities, tax and legal regulations. Also, please clearly disclose the nature of the work and responsibilities Ms. Varlamova has had in her “more than one year of practice in the Thai consulting market.”

Response: We have revised our disclosure to clarify what formal training or education Ms. Varlamova had. We have also disclosed the nature of the work and responsibilities Ms. Varlamova has had.

Please direct any further comments or questions you may have to the company at bitmiscorp@gmail.com

Thank you.

Sincerely,

/S/ Anna Varlamova

Anna Varlamova, President